Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

William H. Dengler, Jr.

Senior Vice President and General Counsel

Tel: 215-309-7957

williamdengler@hillintl.com

July 29, 2015

VIA EDGAR AND E-MAIL

Ms. Tiffany Piland Posil

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20548

Re:                             Hill International, Inc.

Definitive Additional Materials on Schedule 14A

Filed July 17, 2015

File No. 001-33961

Dear Ms. Posil:

This letter constitutes the response of Hill International, Inc. (“Hill”) to the comments of the Staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to Hill dated July 24, 2015.  In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comment.

Letter to Stockholders

1.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following type of statement as your belief and provide supplemental support for this particular statement with your response or in your amended filing:

•                  Bulldog Investors is “primarily interested in a fire-sale of the Company instead of allowing long-term investors to benefit from our strong financial performance.”

In response to your comment, the Company prepared a supplement to its Definitive Additional Materials on Schedule 14A (the “Proxy Statement Supplement”) to qualify the type of statement referenced in your comment as a statement of Hill’s belief.  In response to your request for supplemental support for the above-referenced statement, please see the attached Appendix A.

2. Please clarify that the stated violation of SEC proxy rules related to the failure to file a preliminary proxy statement prior to filing a definitive proxy statement. In addition, to balance your revised disclosure, note that you similarly filed initial proxy materials in definitive form despite having notice that Bulldog Investors intended to present nominations and proposals at the 2015 annual meeting.

In response to the first part of your comment, Hill has revised its disclosure to indicate the nature of Bulldog Investors’ violation.

In response to the second part of your comment, Hill respectfully disagrees with any characterization that Hill was on notice from Bulldog Investors prior to Hill’s filing of its definitive proxy materials on April 30, 2015 (the “Definitive Proxy Materials”) regarding any valid intention by Bulldog Investors to present nominations and proposals at the 2015 annual meeting, as the only communication from Bulldog Investors at the time of filing was legally deficient to permit any such presentation, and Hill reasonably did not believe that the deficiency could be cured to permit any such presentation.  Rule 14a-6(a) under the Securities Exchange Act provides that the “exclusion from filing preliminary proxy material does not apply if the registrant comments upon or refers to a solicitation in opposition in connection with the meeting in its proxy material.”  As an initial matter, Hill’s Definitive Proxy Materials do not, in fact, comment upon or refer to a solicitation in opposition.  However, Hill also recognizes that in a telephone interpretation the Staff has stated that if a registrant knows, or reasonably should know, of the solicitation in opposition, then it should include such information in the proxy statement as material information pursuant to Rule 14a-9 under the Securities Exchange Act and, accordingly, file the proxy statement in preliminary form.

At the time of the filing of the Definitive Proxy Materials, Hill had received a letter, dated April 13, 2015 (the “April Letter”), from Opportunity Partners, L.P. (“OP”), apparently an affiliate of Bulldog Investors, reflecting an intent to nominate two director candidates and submit a stockholder proposal at the annual meeting.  Hill deemed that the April Letter was substantively defective as well as untimely under the advance notice provisions of Hill’s Amended and Restated Bylaws and, accordingly, Hill did not believe that there was a valid solicitation in opposition at the time of Hill’s filing of the Definitive Proxy Materials.  To the extent that Rule 14a-9 might otherwise have required disclosure in Hill’s proxy materials of a solicitation in opposition, Hill’s intent to exclude OP’s nominations and proposals from consideration at the annual meeting due to the defective notice rendered any such disclosure immaterial.  Subsequent to Hill’s filing of the Definite Proxy Materials, OP submitted a second letter dated May 7, 2015 (the “May Letter”), stating that the May Letter superseded the April Letter and apparently recognizing at the very least that the April Letter was defective.  The fact that the May Letter was submitted and purported to supersede the April Letter supports Hill’s conclusion that the April Letter was defective and could not be cured.

OP subsequently filed suit in the Delaware Court of Chancery seeking a declaration that the May Letter constituted valid advance notice under Hill’s Bylaws.  Ultimately, the Supreme Court of Delaware determined that the May Letter was timely under the Bylaws and ordered that OP be permitted to present the proposals and nominations set forth in the May Letter.  The Delaware Supreme Court did not opine on the validity of the April Letter; therefore, Hill maintains its position that the April Letter was substantively defective under the advance notice provisions of its

Bylaws and did not constitute legally valid notice such that Hill knew or reasonably should have known of a valid solicitation in opposition potentially requiring disclosure under Rule 14a-9.

Given that (1) the Definitive Proxy Materials did not comment upon or refer to a solicitation in opposition, (2) Hill determined that the April Letter was substantively deficient and untimely under its Bylaws and had a reasonable basis to do so, and (3) the Delaware Supreme Court’s decision casts no doubt on Hill’s determination regarding the April Letter, Hill maintains that its filing of the Definitive Proxy Materials on April 30, 2015 was entirely in compliance with Rule 14a-6(a).  Bulldog Investors has no similar defense, or indeed any reasonable argument, that it was not required to file preliminary proxy materials.  Hill therefore continues to believe that Bulldog Investors’ failure to file preliminary proxy materials was a violation of securities law and that the disclosure of this violation by Bulldog Investors need not be balanced by any supplemental disclosure with respect to Hill.

By way of this letter, Hill acknowledges that: (1) Hill is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Hill may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response and Hill’s related filing of the Proxy Statement Supplement address the Staff’s concerns satisfactorily. If you have any questions, please call me at (215) 309-7957 or Darrick Mix of Duane Morris LLP, Hill’s outside counsel, at (215) 979-1206.

Sincerely,

/s/ William H. Dengler, Jr.
William H. Dengler, Jr.

cc:                                Darrick M. Mix, Esq.

Appendix A

“primarily interested in a fire-sale of the Company instead of allowing long-term investors to benefit from our strong financial performance.”

Hill believes that the following supports the use of the term “fire-sale,” commonly understood as a sale at a price that is less than fair value, and the statement that Bulldog Investors is not considering the benefit from our strong performance. To date, Bulldog Investors has not made any statement regarding growing or exploring ways to grow Hill’s business. Without such information, Hill must rely upon Bulldog Investors’ disclosures in its definitive proxy statement, including:

•                  “In light of the premium cash offer for Hill announced on May 5th, the Board should attempt to engage with DC Capital and should consider hiring an investment banker to investigate whether stockholder value can be maximized through pursuit of a liquidity event.” This statement follows a description of the Company’s response to an unsolicited offer for the Company — which Hill has stated is inadequate and does not reflect the value of the Company’s expected future growth and earnings.

•                  “we believe it is in the best interests of stockholders to dismantle the poison pill in the event a cash tender offer is made for all shares of Hill.” This statement indicates Bulldog Investors’ particular interest in one event: the sale of Hill. Combined with Bulldog’s earlier statement to “engage” with DC Capital and hire an investment banker, Bulldog Investors is motivated to sell the Company. At current market prices, Hill and its Board believes that any such sale would likely be at a price that is less than fair value.

Additionally, Bulldog Investors filed a Schedule 13D on May 15, 2015. In this Schedule 13D, Bulldog Investors discloses that it purchased shares of Hill for as low as $3.293 per share on March 19, 2015. On July 24, 2015, Hill closed at $4.94 per share — an increase of over fifty percent (50%) in little more than four months.

Finally, according to FactSet Research Systems Inc., which runs the online research service sharkrepellent.net, in a majority of the cases since the beginning of 2014 excluding Hill, Bulldog Investors has advocated for a sale of the entity it has targeted.  This pattern of activity, combined with the foregoing statements by Bulldog Investors as well as the prices at which Bulldog has acquired Hill common stock and Hill’s determination regarding the inadequacy of the DC Capital proposal, together provide a reasonable factual basis for Hill’s belief.